FORM 12b-25         U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                     0-11331
                           NOTIFICATION OF LATE FILING
                                    (Check One)                    CUSIP NUMBER
                                                                    713 75T 203

 x  Form 10-K      Form 11-K      Form 20-F      Form 10-Q      Form      N-SAR
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                           For Period Ended:  12-31-97
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Part I - Registrant Information
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Full Name of Registrant:  Performance Industries, Inc.

Former Name if Applicable
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Address of Principle Executive Office (Street and Number)
         2425 E. Camelback Plaza,  Suite 620

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City, State and Zip Code:
         Phoenix, AZ  85016

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Part II - Rules 12b-25 (b) and (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) Thereasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x        (b)   The subject annual report or semi-annual  report/portion  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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         State below in reasonable  detail the reasons why the Form 10-K,  11-K,
20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

The auditors will not be able to complete the audit by the time required to complete the managements discussion and analysis for timely filing of the report. The only alternative would be to pay for additional help at an increase cost to the company.
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
Part IV - Other Information
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         (1)      Name and  telephone  number of person to  contact in regard to this information

                  Robert A. Cassalia         602                   912-0100
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                          (Name)          (ARFA Code)         (Telephone Number)
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         (2)      Have all other periodic  reports  required under Section 13 or
                  15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                          x  YES          NO
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         (3)      Is it anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons the reasons why a reasonable estimate of the results can not be made.

                                                            YES     x    NO
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                  Performance Industries, Inc.
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                           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  3-31-97                               By  /s/ Robert A. Cassalia
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